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                                                     ---------------------------
                          UNITED STATES                      OMB APPROVAL
                 SECURITIES AND EXCHANGE COMMISSION  ---------------------------
                        WASHINGTON, D.C. 20549
                                                     OMB Number: 3235-0145
                                                     Expires: December 31, 1997
                                                     Estimated average burden
                                                     hours per response 14.00
                                                     ---------------------------



                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 1  )*


                                  RLI CORP.

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                               (Name of Issuer)

                                 COMMON STOCK


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                        (Title of Class of Securities)

                                  749607107


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                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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
CUSIP NO.         749607107                  13G                                     PAGE   2  OF    4   PAGES
            ---------------------------                                                   ----    ------
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
   1     NAME OF REPORTING PERSON
         SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Oak Value Capital Management, Inc.


---------------------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a)   [ ]

                                                                                                    (b)   [ ]
---------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY



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   4     CITIZENSHIP OR PLACE OR ORGANIZATION


         North Carolina, U.S.A.
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                                  SOLE VOTING POWER

                            5     846,912

                        ---------------------------------------------------------------------------------------------
     NUMBER OF                    SHARED VOTING POWER
       SHARES               6
    BENEFICIALLY                  0
      OWNED BY          ---------------------------------------------------------------------------------------------
        EACH                      SOLE DISPOSITIVE POWER
      REPORTING             7     940,887
     PERSON WITH
                        ---------------------------------------------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            8
                                  0
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  940,887

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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


            12.34%
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  12    TYPE OF REPORTING PERSON*

         IA, CO
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
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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
                                  SCHEDULE 13G

 ITEM 1.
          (a)     Name of Issuer

                  RLI Corp.

          (b)     Address of Issuer's Principal Executive Offices

                  9025 North Lindberg Drive
                  Peoria, IL 61615
 ITEM 2.
          (a)     Name of Person Filing

                  Oak Value Capital Management, Inc.

          (b)     Address of Principal Business Office or, if none, Residence

                  3100 Tower Boulevard, Suite 800,  Durham, North Carolina
                  27707

          (c)     Citizenship

                  North Carolina, U.S.A.

          (d)     Title of Class of Securities

                  Common Stock

          (e)     CUSIP Number

                  749607107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
          (a)     [ ]  Broker or Dealer registered under Section 15 of the Act
          (b)     [ ]  Bank as defined in section 3(a)(6) of the Act
          (c)     [ ]  Insurance Company as defined in section 3(a)(19) of
                       the Act
          (d)     [ ]  Investment Company registered under section 8 of the
                       Investment Company Act
          (e)     [x]  Investment Adviser registered under section 203 of
                       the Investment Advisers Act of 1940
          (f)     [ ]  Employee Benefit Plan, Pension Fund which is
                       subject to the provisions of the Employee
                       Retirement Income Security Act of 1974 or Endowment
                       Fund; see Section 240.13d-1(b)(ii)(F).
          (g)     [ ]  Parent Holding Company, in accordance with Section
                       240.13d-1(b)(ii)(G) (Note: See Item 7)
          (h)     [ ]  Group, in accordance with Section
                       240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP
          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)     Amount Beneficially Owned

                  940,887

          (b)     Percent of Class

                  12.34%

          (c)     Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote                     846,912
                  (ii)     shared power to vote or to direct the vote                       0
                  (iii)    sole power to dispose or to direct the disposition of        940,887
                  (iv)     shared power to dispose or to direct the disposition of          0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).





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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      If a parent holding company has filed this schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                  Not applicable.

 ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                  Not applicable.

ITEM 10.   CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Dated as of May 31, 1997 and
                            signed as of February 3, 1998
                           -----------------------------------------------------

                            /s/ Margaret C. Landis
                           -----------------------------------------------------
                                                        Signature

                            Margaret C. Landis
                            Vice President and Director of Investment Operations
                           -----------------------------------------------------
                                                        Name/Title





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